210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Meets Primary Endpoint for First Part of U.S. Phase 2 Pancreatic Cancer Clinical Trial

CALGARY, AB, --- February 14, 2011 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) today announced preliminary results from a U.S. Phase 2 clinical trial  (REO 017) using intravenous administration of REOLYSIN® in combination with gemcitabine (Gemzar®) in patients with advanced pancreatic cancer. The trial is being conducted at the Cancer Therapy & Research Center at The University of Texas Health Science Center at San Antonio (CTRC). The Principal Investigator is Dr. Monica Mita of the CTRC.

“When we opened the study we anticipated positive results based on preclinical models and on the high frequency of Ras pathway abnormalities in pancreatic cancer,” said Dr. Monica Mita.  “We are, however, impressed by the fact that the study met the endpoint so early. We are eager to complete the study and to proceed to the next step of development for this combination.”

The trial is a single arm, open-label, Phase 2 study of REOLYSIN given intravenously with gemcitabine every three weeks. The study’s primary objective is to determine the clinical benefit rate (complete response (CR) + partial response (PR) + stable disease (SD)) of REOLYSIN in combination with gemcitabine in patients with advanced or metastatic pancreatic adenocarcinoma with measurable disease who have not received any prior chemotherapy or biotherapy. The secondary objectives are to determine progression-free survival, and the safety and tolerability of REOLYSIN when administered in combination with gemcitabine.   Seventeen evaluable patients with pancreatic cancer were expected to be treated in the first stage and if three or more patients received clinical benefit, the study would then proceed to the next stage. This endpoint was met after six evaluable patients were enrolled.  All patients treated reported symptomatic improvement. Three of six patients showed SD for 12 weeks or greater. In addition, one patient had stable disease at nine weeks of treatment, but was taken off of the study for alternative treatment, and one patient had a PR of less than 12 weeks duration, and then died from a medical issue unrelated to treatment. The Company now intends to complete enrollment in the first stage of the study and then continue with further studies.

“This study is supportive of the decision to conduct the randomized Phase II study being sponsored by the NCI examining REOLYSIN in combination with carboplatin/paclitaxel,” said Dr. Brad Thompson, President and CEO of Oncolytics.

About Pancreatic Cancer
The American Cancer Society estimates that 43,140 Americans were diagnosed with pancreatic cancer and 36,800 Americans died from the disease in 2010, making this type of cancer the fourth leading cause of cancer death for both men and women in the United States. For more information about pancreatic cancer, please go to www.cancer.org.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

The Cancer Therapy & Research Center (CTRC) at The University of Texas Health Science Center at San Antonio is one of the elite academic cancer centers in the country to be named a National Cancer Institute (NCI) Designated Cancer Center, and is one of only four in Texas.  A leader in developing new drugs to treat cancer, the CTRC Institute for Drug Development (IDD) conducts one of the largest oncology Phase I clinical drug programs in the world, and participates in development of cancer drugs approved by the U.S. Food & Drug Administration.  For more information, visit www.ctrc.net.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the U.S. Phase 2 combination REOLYSIN/gemcitabine clinical trial for patients with pancreatic cancer, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta, T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com